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SEC FILE NUMBER
8-32983

FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2024 (MM/DD/YY) AND ENDING December 31, 2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Palico LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

112 East 83rd Street, Suite 10A
(No. and Street)

New York	NY	10028
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kenneth Boyar	917-696-0316	ken.boyar@palico.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Katz Sapper & Miller, LLP
(Name – if individual, state last, first, and middle name)

488 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

November 13, 2006	2804
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth Boyar, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Palico LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CELINE RAPHAEL
NOTARY PUBLIC STATE OF NEW YORK
No. 01RA6432357
Qualified in the County of New York
Commission Expires May 02, 2026

Signature: [signature]

Title: FINOP

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PALICO LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2024

PALICO LLC

(A LIMITED LIABILITY COMPANY)

TABLE OF CONTENTS

ksm

Katz, Sapper & Miller, LLP
Certified Public Accountants

488 Madison Avenue, 18th Floor
New York, NY 10022

Report of Independent Registered Public Accounting Firm

To the Member of
Palico LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Palico LLC as of December 31, 2024, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Palico LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Palico LLC's management. Our responsibility is to express an opinion on Palico LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Palico LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

T 212.644.9000 | F 212.752.4335 | W ksmcpa.com

Auditor's Report on Supplemental Information

The accompanying information contained in the Schedules of Computation of Net Capital Under SEC Rule 15c3-1, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Exemption) have been subjected to audit procedures performed in conjunction with the audit of Palico LLC's financial statements. The supplemental information is the responsibility of Palico LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in the Schedules of Computation of Net Capital Under SEC Rule 15c3-1, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Commission (Exemption) are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Palico LLC's auditor since 2014.

Katz, Sapper & Miller, LLP

New York, New York
March 5, 2025

PALICO LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

Current Assets:		
Cash	$	35,012
Accounts Receivable	$	20,600
Prepaid Expenses		100
Total Current Assets		55,712
Total Assets	$	55,712

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:		
Accrued Expenses	$	22,500
Total Current Liabilities		22,500
Member's Equity:		
Member's Equity		33,212
Total Member's Equity		33,212
Total Liabilities and Member's Equity	$	55,712

The accompanying notes are an integral part of the financial statements.

PALICO LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2024

Revenue from Commission	$	65,244
Operating Expenses:		
Regulatory and Consulting Expense	$	60,528
Payroll		58,368
Professional Fees		20,000
Payroll Taxes		4,627
Insurance		8,264
Computer and Internet		3,222
Interest & Penalties		2,513
Bank Charges		1,465
Office Expenses		1,674
Total Operating Expenses		160,661
Net Loss	$	(95,417)

The accompanying notes are an integral part of the financial statements.

PALICO LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2024

		Member's Equity
Balance at January 1, 2024	$	12,314
Net Loss		(95,417)
Capital Contributions		116,315
Balance at December 31, 2024	$	33,212

The accompanying notes are an integral part of the financial statements.

PALICO LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2024

Cash Flows From Operating Activities:	
Net Loss	$ (95,417)
Adjustments To Reconcile Net Loss To Net Cash	
Used for Operating Activities:	
(Increase) Decrease in Current Assets	
Accounts Receivable	(20,600)
Prepaid Expenses	166
Increase or (Decrease) in Current Liabilities:	
Accrued Expenses	438
Payroll Taxes Payable	(4,053)
Net Cash (Used For) Operating Activities	(119,466)
Cash Flows From Financing Activities:	
Capital Contributions	116,315
Net Cash Provided By Financing Activities	116,315
Net Increase (Decrease) in Cash	(3,151)
Cash at Beginning of Year	38,163
Cash at End of Year	$ 35,012

The accompanying notes are an integral part of the financial statements.

PALICO LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) Nature of Business

Palico LLC ("The Company") was established in January 2001 and operates a platform that provides to its clients a listing of private and secondary placement offerings (the "Platform"). The Platform is utilized by Investors to initiate contact with a Sponsor who can then provide the Investor with additional information regarding the Sponsor as well as information about specific investment opportunities. The Platform does not function as a placement agent or finder. The Company's revenues are generated from subscription fees charged for becoming a user of the Platform and success fees from secondary private placement transactions. In June 2024, the Company applied and was granted permission by FINRA to operate as an Alternative Trading System (ATS), see Note C. The Company is a broker-dealer registered with the Securities and Exchange Commission, a member of the Financial Industry Regulatory Authority ("FINRA") as well as the Securities Investor Protection Corporation ("SIPC").

B) Basis of Accounting

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

C) Revenue Recognition / Deferred Revenue

The Company has historically received subscription fees from its clients. The revenue arising from fees received in advance of subscription services rendered are deferred until the services are transferred to the client. Revenue is essentially recognized over the period in which information is available to the subscribers.

The Platform, in its capacity as an ATS, offers a comprehensive suite of features for both sellers and buyers in the secondary private placement market. The Platform ensures a seamless and efficient transaction process for all parties. The Company's performance obligations are met, and the success fee revenue is recognized when the transaction is complete, denoted by the executed sale and purchase agreements or similar closing documents. Generally, 100% of the success fee is paid when invoiced.

The Company has been granted a license agreement to use the Platform by Palico SAS (Parent), at no cost to the Company. Any other cost associated with the Platform is minimum and expensed when incurred. See Note H.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

D) Regulatory Requirements

Broker-Dealer-
The Company is registered as a broker-dealer and, accordingly, is subject to the net capital rules of the Securities and Exchange Commission (SEC), and FINRA. Under these rules, the Company is required to maintain a minimum of Net Capital, as defined under SEC Rule 15c3-1.

Accounts Receivable-
Accounts Receivable are uncollateralized customer obligations generally requiring payment under normal trade terms pursuant to the dates included in the invoice and do not bear interest. Accounts receivable are recorded at invoiced amounts, reduced by an allowance for credit losses, if any. The allowance is determined by using historical loss information by aging category adjusted for current economic conditions and reasonable and supportable forecasts. No allowance for credit losses was necessary at December 31, 2024.

E) Broker-Dealer Single Reportable Segment

The FASB issued new guidance in FASB ASC Topic 280, Segment Reporting, as amended by the FASB Accounting Standards Update (ASU) No. 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (ASU-2023-07), which requires all public entities, including those with a single reportable segment, to disclose additional information about a reportable segment's expenses in interim and annual periods, among other requirements. The new guidance does not change how a public entity identifies its operating segments, aggregates those operating segments or applies the quantitative thresholds to determine its reportable segments. The guidance in FASB ASU-2023-07 is effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024 and should be applied retrospectively to all periods presented in the financial statements. ASU 2023-07 was adopted by the Company in the current year.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

E) Broker-Dealer Single Reportable Segment (continued)

The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 100% of its total revenues from a single external customer in 2024.

F) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G) Income Taxes

The Company was formed as a single member LLC however, it has elected to be treated as a corporation for federal and state income tax purposes.

The Company follows the provision of FASB ASC 740-10-50-8. The provision for income taxes represents the amount of federal, state, and local income taxes which are currently reportable to the respective tax authorities and is measured by applying statutory rates to the Company's taxable income as reported in its tax returns.

The Company has adopted the provision of FASB ASC Topic 740, Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the period ended December 31, 2024, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

G) Income Taxes (continued)

Deferred tax assets and liabilities are recognized based upon the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. They are measured using enacted rates in the years in which those temporary differences are expected to reverse. The Company's deferred tax asset arises from net operating losses.

The Company has deductions available for tax return reporting purposes, net operating losses that total $2,034,755 as of December 31, 2024. The deferred tax asset, available from these net operating losses, expires over the next 20 years beginning with the year ending December 31, 2029 and is based upon the Company's future taxable income. However, the portion of these losses created from years beginning January 1, 2018 can be carried forward indefinitely. Due to the uncertainties relating to the realization of the deferred tax asset (based on generating sufficient taxable income prior to the expiration of loss carry forwards and other temporary differences), management believes that the deferred tax asset may not be realized. Thus, the deferred tax asset has been offset by an equivalent valuation allowance at December 31, 2024.

The Company is subject to routine audits by taxing jurisdiction; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for the years prior 2021.

H) Subsequent Event

The Company has performed an evaluation of subsequent events through March 5, 2025, which is the date the financial statements were available to be issued, noting no events which affect the financial statements as of December 31, 2024.

I) Liquidity

The Company suspended revenue activities during 2016 and has since updated its business model. It is now both an investor-relationship building network connecting general partners, limited partners and placement agents, as well as an ATS. Under this updated model, Palico SAS (Parent) operates the platform fully. The Company has commenced revenue activities in the current year ended December 31, 2024. Although revenue activities have commenced, there are operating losses and negative cash flow from operating activities. The Company has been able to meet its business obligations through the contributions made by its Parent, who has the intent and ability to continue making contributions as needed until the Company resumes profitable operations.

NOTE 2 – CONCENTRATIONS OF CREDIT RISK

All of the Company's cash is maintained in a single bank. The Company has exposure to credit risk to the extent its cash exceeds the amounts covered by federal deposit insurance. For the year ended December 31, 2024, the amounts covered by federal deposit insurance is $250,000. As of December 31, 2024, there were no uninsured amounts.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company and the Parent, entered into a revolving credit agreement (Agreement), effective July 1, 2024 whereby both parties agree that from time to time they shall lend to each other sums of money on a revolving basis as requested and accepted under the terms specified in the Agreement. The interest rate shall be agreed to by the borrower and the lender at the effective date of the borrowings and principal and interest is due on demand with no stated maturity date. As of December 31, 2024 there were no outstanding borrowings on the revolving credit agreement.

NOTE 4 – DEFERRED TAXES

The deferred tax asset and the related offsetting valuation at December 31, 2024 is comprised of the following:

Deferred:

Federal Corporation Tax	$ 427,299
New York State Franchise Tax	132,259
New York City Corporation Income Tax	162,780
	722,338
Less Valuation Allowance	(722,338)
Deferred Tax Asset	$ -0-

NOTE 5 – PROVISION (BENEFIT) FOR INCOME TAXES

The Provision (Benefit) for Income Taxes consists of the following:

Current:

Federal	$ 0
New York State	0
New York City	0
Total	0

Deferred:

Federal Corporation Tax	(19,510)
New York State Franchise Tax	(6,039)
New York City Corporation Income Tax	(7,432)
	(32,981)
Increase in Valuation Allowance	32,981
Total Deferred	-

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2024, the minimum net capital was defined as the greater of $5,000 or 6-2/3% of the aggregate indebtedness.

As of December 31, 2024, the Company had net capital of $12,512 which was $7,512 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.80 to 1.

PALICO LLC

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2024

PALICO LLC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

DECEMBER 31, 2024

Net capital	
Total member's equity	$ 33,212
Deduct: member's equity not allowable for net capital	-
Total member's equity qualifies for net capital	33,212
Add: subordinated borrowings allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	33,212
Deductions and/or changes:	
Non-allowable assets:	
Accounts Receivable	20,600
Prepaid expenses	100
Total deductions and/or changes:	20,700
Net capital before haircuts on securities positions	12,512
Haircuts on securities	-
Net capital	$ 12,512
Aggregate indebtedness	
Items included in statement of financial condition:	
Account payable, accrued liabilities, accrued expenses and other items included in statement of financial condition	$ 22,500
Total aggregate indebtedness	$ 22,500
Minimum net capital required	$ 5,000
Excess net capital	$ 7,512
Excess net capital of the greater of 10 percent of total aggregate indebtedness Or 120 percent of minimum net capital required	$ 6,512
Ratio of aggregate indebtedness to net capital	1.80 to 1
Reconciliation with Company's computation of (included in Part II of Form X-17A-5 as of December 31, 2024)	
Net capital, as reported in Company's Part II (un-audited) FOCUS report	$ 12,512
Net audit adjustments resulting in increased capital	
Net capital per above	$ 12,512

See report of independent registered public accounting firm.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2024

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION (EXEMPTION)

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

ksm

Katz, Sapper & Miller, LLP
Certified Public Accountants

488 Madison Avenue, 18th Floor
New York, NY 10022

*Report of Independent Registered Public Accounting Firm
On Exemption Report*

To the Member of
Palico LLC

We have reviewed management's statements, included in the accompanying Palico LLC Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Palico LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R.§ 240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving subscription-based income from a web-based platform (the "Platform") whereby Limited and General Partners can build relationships with Fund Managers, as well as commissions from secondary private placement transactions executed via the Platform. In addition, The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers nor did the Company carry accounts of or for customers. In accordance with the SEC FAQ update of July 1, 2020, the Company is further relying on Footnote 74 as it does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Palico LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Palico LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Katz, Sapper & Miller, LLP

New York, New York
March 5, 2025

PALICO LLC

112 East 83rd Street- Suite 10A
New York, NY 10028

Palico LLC Exemption Report

Palico LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to receiving subscription-based income from a web-based platform (the "Platform") whereby Limited and General Partners can build relationships with Fund Managers, as well as commissions from secondary private placement transactions executed via the Platform. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers nor did the Company carry accounts of or for customers.

(3) In accordance with the SEC FAQ update of July 1, 2020, the Company is further relying on Footnote 74 as it does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Palico LLC

I, Kenneth Boyar, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Kenneth Boyar

Kenneth Boyar
Title: FINOP
March 5, 2025